Exhibit 3.5

CERTIFICATE OF AMENDMENT TO

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CONCERT PHARMACEUTICALS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Concert Pharmaceuticals, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolutions setting forth the amendment are as follows:

RESOLVED:	That the first sentence of Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following three paragraphs are inserted in lieu thereof:

“FOURTH. That, effective on the filing of this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-5.65 reverse stock split of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), shall become effective, pursuant to which each 5.65 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the
Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 146,633,334 shares consisting of 83,716,667 shares of Common Stock; and 62,916,667 shares of preferred stock (the “Preferred Stock”), of which 10,000,000 shares are designated Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), 24,250,000 shares are designated Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), 22,000,000 shares are designated Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), and 6,666,667 shares are designated Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock” and, together with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”).”

RESOLVED:	That Section 2(b)(i) of ARTICLE FOURTH of the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“(i)Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Series A Conversion Price, Series B Conversion Price, Series C Conversion Price or Series D Conversion

Price, as applicable, then in effect, plus any declared but unpaid dividends thereon, upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of
1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation to the public with gross proceeds to the Corporation of not less than $30,000,000 (in the event of which offering, the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted the Preferred Stock until the closing of such offering) (a “Qualified Public Offering”).”

RESOLVED:	That Section 2(e)(i)(4)(B) of Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is amended by deleting the number “12,500,000” and inserting in lieu thereof “2,212,389”.

RESOLVED:	That Section 3(e)(vi) of Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is amended by deleting the number “1,000,000” and inserting in lieu thereof “176,991”.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President and Chief Executive Officer this 29th day of January, 2014.

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Roger D. Tung
Roger D. Tung
President and Chief Executive Officer